
MOVING WATER. MOVING FUEL.
MOVING FORWARD.

2018 Shareholders Meeting

Franklin Electric

Gregg Sengstack, Chairman and CEO | May 4, 2018

SAFE HARBOR STATEMENT:

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including those relating to market conditions or the Company's financial results, costs, expenses or expense reductions, profit margins, inventory levels, foreign currency translation rates, liquidity expectations, business goals and sales growth, involve risks and uncertainties, including but not limited to, risks and uncertainties with respect to general economic and currency conditions, various conditions specific to the Company's business and industry, weather conditions, new housing starts, market demand, competitive factors, changes in distribution channels, supply constraints, effect of price increases, raw material costs, technology factors, integration of acquisitions, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks which are detailed in the Company's Securities and Exchange Commission filings, included in Item 1A of Part I of the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2017, Exhibit 99.1 attached thereto and in Item 1A of Part II of the Company's Quarterly Reports on Form 10-Q. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements made herein are based on information currently available, and the Company assumes no obligation to update any forward-looking statements.


Franklin Electric

Earnings Per Share


$2.00
$1.50
$1.00
$0.50
$0.00
$1.68
$1.41
$1.50
$1.65
$1.86
$0.21
$1.65
Impact of New Tax Law
REASONS FOR DECLINE:
• Strong $
• Decline in oil price
• Distribution reset
• Weather
2013
2014
2015
2016
2017

*One time impact of U.S. tax law was $0.21/share. Future benefit approximately $0.16/share (1.3 year "payback")

Franklin Electric



First Quarter 2018 Results

(Amounts in millions except share data)


Sales
$350
$300
$250
$200
$150
$100
$50
$0
$220.3
$295.6
Q1 2017
Q1 2018


Operating Income
$30
$25
$20
$15
$10
$5
$0
$18.5
$22.7
Q1 2017
Q1 2018


E.P.S.
$0.50
$0.40
$0.30
$0.20
$0.10
$-
$0.33
$0.45
Q1 2017
Q1 2018

23% increase in operating income and lower taxes drove 36% increase in E.P.S.

Cash Flow



Net Income
Free Cash Flow
$100
$75
$50
$25
$0
$72.9
$73.6
$78.7
$82.3
$78.2
$33.5
2015
2016
2017

Company-wide focus on generating free cash flow > net income

Free Cash Flow = Operating Cash Flow minus Net Capital Expenditures

Franklin Electric

25 ~~24~~ Consecutive Annual Dividend Payment Increases


$0.50
$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$-
1993
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1997
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1999
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2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Franklin Electric

Acquisition Timeline


FUELING
WATER
PetroTechnik
protecting your liquid assets
FLEX-ING
NEW DISTRIBUTION SEGMENT
2M COMPANY INC.
2M DSI
SCHNEIDER MOTOBOMBAS
impo
BOMBAS LEÃO
Valley Farms Supply
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Western Pumps
VERTICAL
CERUS
Pluga®
Hydro WESTERN HYDRO
DSI Drillers Service, Inc.

At year-end 2017, we had $385 million additional debt capacity

Sales by Segment



21%
Fueling Systems
22%
Distribution
(US Groundwater)
57%
Water Systems

(based on 2017 Proforma Revenue)

Franklin Electric

Geographic Sales Mix

Water & Fueling Segments


39%
Emerging Markets
47%
United States
14%
International
Developed

(based on 2017 sales)



Franklin Electric

Strategic Focus

Residential, Agricultural, Commercial Water Systems
$6.0 B Global Market Potential[1]



- Strong Brand Franchise
- #1 or #2 in Addressable Markets
- Growing Global Footprint
- Fragmented Customer Base
- Fragmented Supply Base

Complete Fueling Systems
$1.0 B Global Market Potential[1]

- Mission Critical Products and Systems
- Applications with High Cost of Downtime
- Contractors Value Technical Support
- Deep Understanding of Applications



(1) Current Franklin management estimates

STRATEGIC FOCUS:

To grow as a global provider of water and fuel systems, through geographic expansion and product line extensions, leveraging our global platform and competency in system design.

Franklin Electric

Geographic Expansion

Global Footprint


Locations with 50+ employees
New sites, Last 5 years

Geographic Expansion

2017 Water and Fueling Segment Sales

US/CANADA	
Sales	$515 M

EMEA	
Sales	$203 M

ASIA	
Sales	$143 M

LATIN AMERICA	
Sales	$128 M



Franklin Electric

Sales in Emerging Markets

Constant Currency



13% growth per year (CAGR)
($ in millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$149
$226
$218
$246
$286
$335
$356
$413
$459
$481
$500
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Fueling Systems: China

Government Mandated Multi-Year Infrastructure Upgrade


中国石油
LPG


Fueling Systems Sales in China
($ in millions)
$40
$30
$20
$10
$0
$7
$13
$25
2015
2016
2017
2018
2019

Oil companies upgrading pumping and leak detection systems as well


HEADWATER
COMPANIES


2M Company, Inc.
Drillers Service, Inc.
Headwater Wholesale
Western Hydro
Valley Farms Supply

- **Extend our position in groundwater**
- **Move closer to contractor**
- **Optimize supply chain**
- **Opportunities to move into adjacencies:**
  - Filtration
  - Treatment
  - Irrigation
  - Commercial



Product Line Extensions

Product Line Extensions

Water Systems

Fueling Systems





Electronics Evolution



Constant Pressure



Constant Pressure
Improved Quality
More Models
Environment Extension



Constant Pressure
Improved Quality
More Models
More Applications
HP Extension
More Applications



Constant Pressure
Improved Quality
More Models
More Applications
HP Extension
Environment Extension
Increased Functionality
Enhanced Features
Connectivity



Packaged Systems:
High-Efficiency
Better Performance
Increased Margin

Fueling – Total System Solutions

FUEL MANAGEMENT SYSTEMS

SUBMERSIBLE PUMPING SYSTEMS

PIPE & CONTAINMENT SYSTEMS

DISPENSING SYSTEMS

SERVICE STATION HARDWARE

FFS PRO

FFS PRO SITE BUILDER

FFS PRO UNIVERSITY

FFS PRO VERIFY

Historic Organic Growth Affirms Our Strategy


Water
Fueling
Consolidated
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
6.8%
5.9%
6.6%
7.8%
11.7%
8.6%
-7.2%
2.1%
-5.2%
5.1%
5.2%
5.1%
2.5%
8.2%
3.8%
11.0%
8.5%
10.4%
2013
2014
2015
2016
2017
Q1 2018


MOVING WATER. MOVING FUEL.
MOVING FORWARD.

2018 Shareholders Meeting

Franklin Electric

Gregg Sengstack, Chairman and CEO | May 4, 2018

2017 Efforts:

– 5 installations spanning 3 different countries
  - South Africa
  - Zimbabwe
  - Uganda
– Benefiting the lives of nearly 18,000 people
– Leveraged our solar pumping technology

FRANKLIN WELLS FOR THE WORLD FOUNDATION